RECEIVED

2007 JUL 27 P 12:

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025559

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 24 July 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

Dr. Heiner Bendfeld

Kay Amelungse

<u>Enclosures</u>

(1) 23 July 2007 Press release: Hypo Real Estate Holding AG successfully places subordinated mandatory convertible bonds in the volume of EUR 450 million

(2) 24 July 2007	24.07.2007 - Dr. Markus Fell: Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)
(3) 24 July 2007	24.07.2007 - Dr. Markus Fell: Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)
(4) 24 July 2007	24.07.2007 - Dr. Markus Fell: Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)
(5) 24 July 2007	24.07.2007 - Dr. Markus Fell: Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)
(6) 24 July 2007	24.07.2007 - Dr. Markus Fell: Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Press release

Hypo Real Estate Holding AG successfully places subordinated mandatory convertible bonds in the volume of EUR 450 million

Munich, 23 July 2007: Hypo Real Estate Finance B.V., Amsterdam, a subsidiary of Hypo Real Estate Holding AG, today has successfully placed subordinated mandatory convertible bonds on shares of Hypo Real Estate Holding AG in the volume of EUR 450 million with institutional investors. The bonds will mature on 20 August 2008.

The bonds are subordinated and supported by an equally subordinated guarantee of Hypo Real Estate Holding AG. Upon maturity the bonds will automatically be converted into new shares issued under the existing contingent capital of Hypo Real Estate Holding AG. The issue of the mandatory convertible bonds excludes the pre-emptive rights of shareholders.

The bonds will feature an interest coupon of 5.500%, a minimum conversion price of EUR 46.19 and a conversion premium of 6%, which results in a maximum conversion price of EUR 48.9614 per Share.

The minimum conversion price has been set at EUR 46.19 (Share price at the time of pricing). A rising share price up to the maximum conversion price results in equal advantages for Hypo Real Estate Holding AG, as on conversion a smaller number of shares needs to be issued.

The proceeds of the issuance among other purposes serve to finance the intended acquisition of DEPFA Bank plc and forms part of the capital measures announced by Hypo Real Estate Group.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Important information:

This press release constitutes neither an offer to sell nor a solicitation to buy any securities.

The distribution of this press release and the offer and sale of the securities described in the release may restricted by statute in certain jurisdictions. This press release is not being issued in the United States of America and must not be distributed to U.S. persons (as defined in regulations S of the U.S. securities act of 1933, as amended ("Securities Act") or publications with a general circulation in the United States. This press release does not constitute an offer or invitation to purchase any securities in the United States. The securities of Hypo Real Estate Holding AG have not been registered under the securities act and may not be offered, sold or delivered within the United States or to U.S. persons absent from registration under or an applicable exemption from the registration requirements of the United States Securities Law.

This document is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investment falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (The "order") or (III) who fall within article 49(2)(A) to (D) ("High net worth companies, Unincorporated Associations, etc.") of the order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Hypo Real Estate
GROUP

Directors' Dealings

24.07.2007 - Dr. Markus Fell

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	24. July 2007
Name of the person subject to the disclosure requirement:	Dr. Markus Fell
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	24 July 2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	45.59
Number of items:	761
Total amount traded:	34693.99
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

RECEIVED
2007 JUL 27 P 12:55

Directors' Dealings

24.07.2007 - Dr. Markus Fell

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	24. July 2007
Name of the person subject to the disclosure requirement:	Dr. Markus Fell
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	24 July 2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	45.58
Number of items:	1291
Total amount traded:	58843.78
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

24.07.2007 - Dr. Markus Fell

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	24. July 2007
Name of the person subject to the disclosure requirement:	Dr. Markus Fell
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	24 July 2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	45.56
Number of items:	820
Total amount traded:	37359.20
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

24.07.2007 - Dr. Markus Fell

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	24. July 2007
Name of the person subject to the disclosure requirement:	Dr. Markus Fell
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	24 July 2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	45.55
Number of items:	1.119
Total amount traded:	50.970,45
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

24.07.2007 - Dr. Markus Fell

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	24. July 2007
Name of the person subject to the disclosure requirement:	Dr. Markus Fell
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	24 July 2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	45.52
Number of items:	1.009
Total amount traded:	45.992,68
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

END